Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Number 333-223639

Ford Motor Credit Company LLC

Final Term Sheet

5.113% Notes due 2029

Issuer:	Ford Motor Credit Company LLC

Trade Date:	April 30, 2019

Settlement Date:	May 3, 2019 (T+3)

Stated Maturity:	May 3, 2029

Principal Amount:	$1,250,000,000

Interest Rate:	5.113%

Benchmark Treasury:	2.625% due February 15, 2029

Benchmark Treasury Yield and Price:	2.513%; 100-31

Spread to Benchmark Treasury:	+260 basis points

Yield to Maturity:	5.113%

Price to Public:	100.000% of principal amount plus accrued interest from the Settlement Date

Underwriting Discount:	0.450%

Net Proceeds (Before Expenses) to Issuer:	$1,244,375,000 (99.550%)

Interest Payment Dates:	Semi-annually on each May 3 and November 3, beginning November 3, 2019

Redemption Provision:

The Notes may be redeemed, in whole or in part, on or after February 3, 2029, the date that is three months prior to the maturity date at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Joint Book-Running Managers:

Barclays Capital Inc.
Credit Agricole Securities (USA) Inc.
Goldman Sachs & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith

Incorporated

RBC Capital Markets, LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
SG Americas Securities, LLC

Co-Managers:	BB Securities Limited Lloyds Securities Inc.

CUSIP/ISIN:	345397 ZR7/ US345397ZR75

It is expected that delivery of the Notes will be made against payment therefor on or about May 3, 2019, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, RBC Capital Markets, LLC toll-free at 1-866-375-6829.